MANGOCEUTICALS, INC.

15110 N. Dallas Parkway, Suite 600

Dallas, Texas 75248

May 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Juan Grana

Re:	Mangoceuticals, Inc.
Registration Statement on Form S-1 Initially filed April 23, 2024, as amended
File No. 333-278888

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mangoceuticals, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Thursday, May 9, 2024, or as soon thereafter as practicable.

Very truly yours,

/s/ Jacob D. Cohen
Jacob D. Cohen
Chairman and Chief Executive Officer

cc:	Lucosky Brookman LLP